UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K


               [ ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       or

               [x] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                  For the three months ended December 31, 1999


                          Commission file number 1-8022



                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN



                                 CSX CORPORATION
                             A Virginia Corporation
                  IRS Employer Identification Number 62-1051971
                                One James Center
                              901 East Cary Street
                            Richmond, Virginia 23219
                            Telephone (804) 782-1400

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                              FINANCIAL STATEMENTS

               AS OF DECEMBER 31, 1999 AND SEPTEMBER 30, 1999, AND
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1999



Contents

Report of Independent Auditors                                                3

Statements of Net Assets Available for Benefits                               4

Statement of Changes in Net Assets Available for Benefits                     5

Notes to Financial Statements                                              6-13

Signature                                                                    14

Exhibit 23 - Consent of Ernst & Young LLP, Independent Auditors             I-1

                         REPORT OF INDEPENDENT AUDITORS

The Pension Committee
CSX Corporation Capital Builder Plan
CSX Corporation
Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the CSX Corporation Capital Builder Plan (the Plan) as of December 31, 1999 and September 30, 1999, and the related statement of changes in net assets available for benefits for the three months ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and September 30, 1999, and the changes in its net assets available for benefits for the three months ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                              /s/ ERNST & YOUNG LLP

Jacksonville, Florida
June 23, 2000

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             (Dollars in Thousands)

                                                              December 31,      September 30,
                                                                  1999              1999
                                                             ---------------- ------------------
ASSETS
  Investment in Master Trust, at fair value (see Note 3)         $280,804          $      -
  Investments, at fair value (see Note 4)                               -           319,203

  Receivables:
    Employer contributions                                              4                54
    Participant contributions                                         130             1,073
                                                             ---------------- ------------------

TOTAL ASSETS                                                      280,938           320,330

LIABILITIES
  Accrued expenses                                                    448               365
                                                             ---------------- ------------------

TOTAL LIABILITIES                                                     448               365
                                                             ---------------- ------------------

NET ASSETS AVAILABLE FOR BENEFITS                                $280,490          $319,965
                                                             ================ ==================


See Notes to Financial Statements.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                  For the THREE MONTHS ENDED DECEMBER 31, 1999
                             (Dollars in Thousands)


ADDITIONS
   Investment income:
    Net loss on investment in Master Trust                          $ (45,410)
    Dividends and interest                                                108
    Net appreciation in fair value of investments                          95
   Employer contributions                                                 748
   Participant contributions                                            7,344
                                                                 --------------
                                                                      (37,115)

DEDUCTIONS
   Distributions to participants                                        1,868
   Fees and expenses                                                      492
                                                                 --------------
                                                                        2,360
                                                                 --------------

NET DECREASE                                                          (39,475)

Net Assets Available for Benefits at Beginning of Period              319,965
                                                                 --------------

Net Assets Available for Benefits at End of Period                   $280,490
                                                                 ==============


See Notes to Financial Statements.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999
                             (Dollars in Thousands)

NOTE 1 -  DESCRIPTION OF THE PLAN

The following description of the CSX Corporation Capital Builder Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan's provisions.

General:  The  Plan  is a  defined  contribution  plan  covering  certain  union
-------
employees of CSX Corporation (CSX) and affiliated companies (collectively, the Company or Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Change in Year End: Effective November 1, 1999, the Plan changed its year end
------------------
from September 30 to December 31.

Establishment of Master Trust:  Effective  November 1, 1999, all the investments
-----------------------------
of the Plan were transferred to a Master Trust which was established for the investment of assets of the Plan and the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies, another Company sponsored retirement plan. The assets of the Master Trust are held by The Northern Trust Company (the Trustee). Each participating retirement plan has an undivided interest in the Master Trust. Investment income and expenses are allocated to each plan based upon its pro-rata share in the net assets of the Master Trust.

Contributions:  Each year,  participants may contribute,  in 1% multiples, up to
-------------
15% of annual compensation, as defined in the Plan. Certain eligible participants may also contribute other compensatory awards to the Plan. Subject to certain limitations, participants may reinvest distributions received from another qualified plan. Participants may revise investment direction daily.

The Company contributes a specified number of shares of CSX common stock on an annual basis to certain participant accounts of the eligible groups, as defined in the Plan. These shares may be purchased throughout the year and are held by CSX Corporation in a rabbi trust until they are contributed to the Plan and credited to the participants' accounts.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)
                                DECEMBER 31, 1999
                             (Dollars in Thousands)


NOTE 1 - DESCRIPTION OF THE PLAN, Continued

The Plan also provides for a Company matching contribution to certain eligible participant accounts in an amount equal to the lesser of 50% of the participants' contributions or 3% of the participants' annual base compensation. All employer matching contributions are invested in CSX common stock, except for certain amounts which can be directed by certain eligible groups as defined in the Plan.

Participant   Accounts:   Each  participant's   account  is  credited  with  the
----------------------
participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are allocated to active participants' accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting:  Participants are immediately vested in their contributions plus actual
-------
earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service, or upon death, disability or retirement.

Loans:  Participants  may borrow from their fund account in amounts  equal to no
-----
more than the lesser of $50,000 in an aggregate amount of all loans from the Plan or 50% of their vested account balance. Loan terms range from one to five years unless the loan is to be used in conjunction with the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate in effect at the beginning of the quarter in which the loan originated. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits:  Upon  termination of service,  a participant may receive a
-------------------
lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive monthly installments over a 240-month period. A participant with an account balance of $5,000 or less shall be paid in lump sum.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)
                                DECEMBER 31, 1999
                             (Dollars in Thousands)


NOTE 1 - DESCRIPTION OF THE PLAN, Continued

Plan Termination: Although it has not expressed any intent to do so, the Company
----------------
has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Administrative Expenses: The administrative expenses of the Plan are paid by the
-----------------------
Company or from Plan funds as the Plan Sponsor directs. All of the administrative expenses of the Plan during the three months ended December 31, 1999 were paid from Plan funds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The financial statements have been prepared on the
---------------------
accrual method of accounting.

Investment  Valuation  and Income  Recognition:  The Plan's  investments  in the
----------------------------------------------
Master Trust at December 31, 1999 and investments at September 30, 1999 are stated at fair value. Fair value is based upon the reported sales price on the last business day of the period. The participant loans are valued at their outstanding principal balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates:  The  preparation of financial  statements in conformity  with
----------------
accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)
                                DECEMBER 31, 1999
                             (Dollars in Thousands)

NOTE 3 - INVESTMENT IN MASTER TRUST

Effective November 1, 1999, a Master Trust was established for the investment of assets of the Plan and another Company sponsored retirement plan. At December 31, 1999, the Plan's interest in the net assets of the Master Trust was approximately 25%.

Summarized financial information of the Master Trust is presented below:

                                                             December 31,
                                                                 1999
                                                           ------------------
Total Master Trust net assets

Assets:
  Accrued income                                                $       36
  Receivables:
    Employer contributions                                               4
    Participant contributions                                          130

  Investments at fair value:
    Cash and cash equivalents                                       12,880
    Mutual funds                                                   551,030
    CSX Corporation common stock                                   316,516
    Guaranteed investment contracts                                202,901
    Collective trust fund                                           34,609
    Loans to participants                                           24,423
                                                           ------------------
Total assets                                                     1,142,529

Liabilities:
  Due to brokers for securities purchased                            1,092
  Accrued expenses                                                   1,168
                                                           ------------------
Total Master Trust net assets                                   $1,140,269
                                                           ==================

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)
                                DECEMBER 31, 1999
                             (Dollars in Thousands)


NOTE 3 - INVESTMENT IN MASTER TRUST, Continued

Investment income and expenses are allocated to each plan based upon its pro-rata share in the net assets of the Master Trust. Investment income for the Master Trust is as follows:

                                                            November 1, 1999 to
                                                             December 31, 1999
                                                       -------------------------
 Net  appreciation  (depreciation)  in fair value
 of  investments  determined by quoted market prices:
    Mutual funds                                                   $  3,639
    CSX Corporation common stock                                    (94,616)
    Collective trust fund                                                51
                                                              -----------------
                                                                    (90,926)

 Interest and dividend income                                         9,140
                                                              -----------------
                                                                   $(81,786)
                                                              =================
NOTE 4 - INVESTMENTS

At September 30, 1999, the Plan's investments were held by the Trustee in a bank administered trust fund. The following investments represent 5% or more of the Plan's net assets.

                                                     September 30, 1999
                                                     ------------------

     Investments, at fair value as
     determined by quoted market prices:
          MFO IDS managed Stable Capital Income Fund       $ 21,213
          Vanguard Institutional Index Fund                  46,809
          Twentieth Century Select Fund                      26,416
          CSX Corporation common stock                      210,901*

*Includes nonparticipant-directed (see Note 5)

At December 31, 1999, the Plan's investments were held in a master trust (see
Note 3).

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)
                                DECEMBER 31, 1999
                             (Dollars in Thousands)


NOTE 5 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                               December 31,     September 30,
                                                   1999              1999
                                             ----------------- -----------------
Net Assets:
  CSX Corporation common stock                   $157,794          $170,566


                                                       Three Months Ended
                                                        December 31, 1999
                                                   ----------------------------
Changes in Net Assets:
  Additions
     Contributions                                          $    680
     Net depreciation in fair value of CSX
       Corporation common stock                               (13,142)
     Distributions to participants                               (310)
                                                         --------------
                                                            $ (12,772)
                                                         ==============

NOTE 6 - RELATED PARTY TRANSACTIONS

CSX and its subsidiaries provide the Plan with certain management and accounting services. During the three months ended December 31, 1999, the Plan incurred expenses of $81 for these services.

During the period November 1, 1999 to December 31, 1999, the Master Trust received cash dividends from investments in CSX common stock of $2,934, a portion of which was allocated to the Plan based upon the Plan's pro-rata share in the net assets of the Master Trust and included in the net loss on investment in Master Trust in the statement of changes in net assets available for benefits.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)
                                DECEMBER 31, 1999
                             (Dollars in Thousands)


NOTE 6 - RELATED PARTY TRANSACTIONS, Continued

The Trustee  routinely  invests assets in the Collective  Short-Term  Investment
Fund of The Northern Trust Company. During the period November 1, 1999 to December 31, 1999, the Master Trust earned interest of $67 for transactions with this fund, a portion of which was allocated to the Plan based upon the Plan's pro-rata share in the net assets of the Master Trust and included in net gain in investment in Master Trust in the statement of changes in net assets available for benefits.

NOTE 7 - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 7, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

On September 15, 1999, the Plan applied for a new determination letter regarding a restatement of the Plan, principally to incorporate recent modifications to the Plan described in Note 1. The Plan Sponsor believes that the Plan remains qualified and therefore, the related trust is exempt from taxation.

                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)
                                DECEMBER 31, 1999
                             (Dollars in Thousands)

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of benefits paid to participants reported in the financial statements to Form 5500:

                                                  Three Months Ended
                                                   December 31, 1999
                                                ------------------------

Benefits paid to participants per the
  financial statements                                    $1,868
Add:  Amounts allocated to withdrawing
participants at December 31, 1999                              -
Less: Amounts allocated to withdrawing
participants at September 30, 1999                           454
                                                ------------------------

Benefits paid to participants per
 Form 5500                                                $1,414
                                                ========================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the of the period, but not yet paid as of that date.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            CSX CORPORATION CAPITAL BUILDER PLAN

                                    By:     /s/ JAMES L. ROSS
                                            -----------------
                                            James L. Ross
                                            Vice President and Controller
                                            CSX Corporation
                                            (Plan Sponsor)


Date:  June 28, 2000